UMT Holdings, L.P.
1702 N. Collins Boulevard, Suite 100
Richardson, Texas 75080
June 13, 2006
VIA EDGAR
Securities and Exchange Commission
Filing Desk
100 F Street, N.W.
Washington, D.C. 20549

RE:	UMT Holdings, L.P.
Form S-4 Registration Statement
File No. 333-128149
Ladies and Gentlemen:
     UMT Holdings, L.P. (the “Company”) hereby notifies the Securities and Exchange Commission (the “Commission”) of its decision to withdraw the above-referenced Form S-4 Registration Statement (the “Registration Statement”) and requests that an order consenting to the withdrawal be entered pursuant to Rule 477 of the Securities Act of 1933 (the “Securities Act”) effective immediately.
     The Company filed the Registration Statement with respect to the proposed issuance of its Class A Debentures in connection with the proposed merger of the Company with United Mortgage Trust on September 7, 2005. The Company filed Amendment No. 1 to the Registration Statement on October 12, 2005 and Amendment No. 2 to the Registration Statement on May 12, 2006. The Registration Statement was never declared effective and no securities were issued in connection with the proposed merger described in the Registration Statement. The Company has informed United Mortgage Trust that effective June 30, 2006, the Company intends to terminate the Merger Agreement dated September 1, 2005 and amended as of February 1, 2006 by and among United Mortgage Trust, UMT Holdings and UMT Services, Inc. in accordance with Section 7.1(e) of the Merger Agreement. Accordingly, the Company believes that it is in the best interest of the public and necessary for the protection of investors that the Registration Statement be withdrawn.
     The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement(s).

     Should any questions arise in connection with this request for withdrawal, please contact our counsel Stephen I. Glover of Gibson, Dunn & Crutcher, LLP at (202) 955-8500.

Very Truly Yours,

UMT Holdings, L.P.

/s/ Hollis M. Greenlaw
Hollis M. Greenlaw
President

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